Exhibit 99(c)(24)

Mercury Air Group, Inc.
Cash to Buyout Fractional Shares at Various Premiums

	Price As of:
		Previous 10	Previous 20	Previous 30
Date:	Last Close	Trading Days	Trading Days	Trading Days	1-Month
Price:	$3.46	$3.55	$3.53	$3.58	$3.53

18% Premium:	$4.08	$4.19	$4.16	$4.22	$4.17
20% Premium:	$4.15	$4.26	$4.23	$4.29	$4.24
22% Premium:	$4.22	$4.33	$4.30	$4.36	$4.31
24% Premium:	$4.29	$4.40	$4.37	$4.43	$4.38

Fractional Shares Estimate:	192,613

Cash to Buy Shares
18% Premium:	$786,400	$806,174	$801,515	$812,765	$802,310
20% Premium:	$799,729	$819,838	$815,100	$826,541	$815,909
22% Premium:	$813,058	$833,502	$828,685	$840,317	$829,507
24% Premium:	$826,387	$847,166	$842,270	$854,092	$843,106